

August 11, 2015

Phiraphat Siwarirat, President
Global Gard, Inc.
509 Village no.12, Khok Kruad Sub-District,
Mueang Nakhon Ratchasima District
Nakhon Ratchasima Province, 30280 Thailand

> **Re:** **Global Gard, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 3, 2015**
> **File No. 333-203400**

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 31, 2015 letter.

General

1. You appear to have filed this amendment as a Form S-3 on EDGAR. We note that the facing page states that your filing is an S-1 amendment. Please refile your document on Form S-1.

2. Please ensure that your next amendment contains an updated consent from your auditors. The consent filed with your prior amendment is dated July 7, 2015.

Plan of Operations, page 43

3. We note your response to prior comment 2, where you state that your management has no technical knowledge of software development, and that you understand that some new apps and software have issues. Please further expand to describe with more specificity the nature of the issues you reference. A description of the key challenges associated with developing this type of software is necessary so that investors may evaluate the

nature of software development challenges irrespective of your management's experience in this business space. Please revise or advise.

You may contact Melissa Walsh, Staff Accountant at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services